Mail Stop 3561

March 16, 2010

Daniel J. Forbush
Chief Financial Officer
General Metals Corporation
615 Sierra Rose Drive, Suite 1
Reno, Nevada 89511

> **Re:** **General Metals Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed February 12, 2010**
> **File No. 000-30230**

Dear Mr. Forbush:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director